UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)*

                                OPTION CARE, INC.
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                                (Name of Issuer)

                               Common Stock, $0.01
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                         (Title of Class of Securities)


                              CUSIP NO. 683948 10 3
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                                 (CUSIP Number)

    John N. Kapoor, Ph.D                     Copy     Thomas J. Murphy
    EJ Financial Enterprises, Inc.            To:     McDermott Will & Emery LLP
    225 E. Deerpath, Suite 250                        227 West Monroe Street
    Lake Forest, IL 60045                             Chicago, IL 60606
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    (847) 295-8665                                    (312) 372-2000
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                  Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications

                                February 24, 2005
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                          (Date of Event Which Requires
                            Filing of This Statement)

         If the person filing has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 683948 10 3                                         PAGE 2 OF 10 PAGES

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(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         John N. Kapoor, Ph.D

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(2)      Check the Appropriate Box if a Member (a) / /
         of a Group (See Instructions)         (b) /x/

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(3)      Sec Use Only

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(4)      Source of Funds (see instructions) PF

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(5)      Check if disclosure of legal proceedings is required pursuant to
         Items 2(d) or 2(e).

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(6)      Citizenship or Place of Organization

         USA

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Number of Shares Beneficially Owned by Each   (7)      Sole Voting Power
Reporting Person with:
                                                       933,307
                                              ----------------------------------
                                              (8)      Shared Voting Power

                                                       5,446,061
                                              ----------------------------------
                                              (9)      Sole Dispositive Power

                                                       933,307
                                              ----------------------------------
                                              (10)     Shared Dispositive Power

                                                       5,446,061
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(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         6,379,368

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(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /


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(13)     Percent of Class Represented by Amount in Row (11)
         29.8%

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(14)     Type of Reporting Person (See Instructions)
         IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 683948 10 3                                         PAGE 3 OF 10 PAGES

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(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         E.J. Financial/ OCI Management L.P.

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(2)      Check the Appropriate Box if a Member (a) / /
         of a Group (See Instructions)         (b) /x/

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(3)      Sec Use Only

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(4)      Source of Funds (see instructions) OO

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(5)      Check if disclosure of legal proceedings is required pursuant to
         Items 2(d) or 2(e).

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(6)      Citizenship or Place of Organization

         Delaware

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Number of Shares Beneficially Owned by Each   (7)      Sole Voting Power
Reporting Person with:
                                                       5,446,061
                                              ----------------------------------
                                              (8)      Shared Voting Power

                                                       0
                                              ----------------------------------
                                              (9)      Sole Dispositive Power

                                                       5,446,061
                                              ----------------------------------
                                              (10)     Shared Dispositive Power

                                                       0
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(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         5,446,061

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(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /


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(13)     Percent of Class Represented by Amount in Row (11)
         25.4%

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(14)     Type of Reporting Person (See Instructions)
         PN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 683948 10 3                                         PAGE 4 OF 10 PAGES

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(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Pharma Nevada, Inc.

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(2)      Check the Appropriate Box if a Member (a) / /
         of a Group (See Instructions)         (b) /x/

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(3)      Sec Use Only

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(4)      Source of Funds (see instructions) OO

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(5)      Check if disclosure of legal proceedings is required pursuant to
         Items 2(d) or 2(e).

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(6)      Citizenship or Place of Organization

         Nevada

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Number of Shares Beneficially Owned by Each   (7)      Sole Voting Power
Reporting Person with:
                                                       5,446,061
                                              ----------------------------------
                                              (8)      Shared Voting Power

                                                       0
                                              ----------------------------------
                                              (9)      Sole Dispositive Power

                                                       5,446,061
                                              ----------------------------------
                                              (10)     Shared Dispositive Power

                                                       0
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(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         5,446,061

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         25.4%

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(14)     Type of Reporting Person (See Instructions)
         CO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 683948 10 3                                         PAGE 5 OF 10 PAGES

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(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Editha S. Kapoor

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(2)      Check the Appropriate Box if a Member (a) / /
         of a Group (See Instructions)         (b) /x/

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(3)      Sec Use Only

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(4)      Source of Funds (see instructions) PF

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(5)      Check if disclosure of legal proceedings is required pursuant to
         Items 2(d) or 2(e).

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(6)      Citizenship or Place of Organization

         USA

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Number of Shares Beneficially Owned by Each   (7)      Sole Voting Power
Reporting Person with:
                                                       0
                                              ----------------------------------
                                              (8)      Shared Voting Power

                                                       5,446,061
                                              ----------------------------------
                                              (9)      Sole Dispositive Power

                                                       0
                                              ----------------------------------
                                              (10)     Shared Dispositive Power

                                                       5,446,061
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(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         5,446,061

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         25.4%

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(14)     Type of Reporting Person (See Instructions)
         IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  This Amendment No. 4 (the "Amendment") to Schedule 13D is being filed to disclose that on February 24, 2005 E.J. Financial/OCI Management, L.P., a Delaware limited partnership ("EJ/OCI Management"), sold 860,000 shares of common stock, par value $0.01 (the "Shares") of Option Care, Inc. (the "Company" or "Issuer") in an privately negotiated transaction.

ITEM 2.  IDENTITY AND BACKGROUND

(a) - (c), (f) This Amendment is filed jointly by John N. Kapoor, Ph.D, a United States citizen ("Dr. Kapoor"), EJ/OCI Management, a Delaware limited partnership, Pharma Nevada, Inc., a Nevada corporation ("PNI"), and Editha S. Kapoor, a United States Citizen ("Mrs. Kapoor") (collectively, the "Reporting Persons," or individually the "Reporting Person"). The address of each of the Reporting Persons is 225 East Deerpath Road, Suite 250, Lake Forest, Illinois 60045. Dr. Kapoor's principal occupation is management of various portfolio holdings as president of EJ Financial Enterprises, Inc. Mrs. Kapoor's principal occupation is management of various portfolio holdings.

(d) - (e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) Dr. Kapoor and Mrs. Kapoor are husband and wife and are the sole directors and the president and vice president, respectively, of PNI. PNI is the general partner of EJ/OCI Management. Dr. Kapoor is the sole trustee and sole beneficiary of the John N. Kapoor Trust dated 9/20/89 (the "Trust") and the general partner of the Kapoor Family Partnership, L.P., a Delaware limited partnership (the "Family Partnership").

                  Dr. Kapoor may be deemed to beneficially own 6,379,368 Shares, representing approximately 29.8% of the outstanding Shares, due to the following: (i) 5,446,061 Shares held by EJ/OCI Management; (ii) 298,386 Shares held by the Trust; and (iii) 634, 921 Shares held by the Family Partnership.

                  PNI may be deemed to own beneficially 5,446,061 Shares held by EJ/OCI Management, representing approximately 25.4% of the outstanding Shares.

                  Mrs. Kapoor may be deemed to beneficially own 5,446,061 Shares through EJ/OCI Management, representing approximately 25.4% of the outstanding Shares.

                  EJ/OCI Management and PNI each disclaim ownership of the Shares beneficially owned by Dr. Kapoor, Mrs. Kapoor, the Trust and the Family Limited Partnership. Mrs. Kapoor disclaims ownership of the Shares beneficially owned by Dr. Kapoor, the Trust and the Family Partnership. The Trust disclaims ownership of the Shares beneficially owned by Dr. Kapoor, Mrs. Kapoor, EJ/OCI Management, PNI and the Family Partnership. The Family Partnership disclaims ownership of Shares beneficially owned by Dr. Kapoor, Mrs. Kapoor, EJ/OCI Management, PNI and the Trust.

 (b) Dr. Kapoor has sole voting and dispositive power over 933,307 Shares (comprised of Shares held by the Trust and the Family Partnership) and shared voting and dispositive power over 5,446,061 Shares (comprised of shares held by the EJ/OCI Management). PNI has sole voting and dispositive power over 5,446,061 Shares (comprised of shares held by EJ/OCI Management). Mrs. Kapoor has shared voting and dispositive power over 5,446,061 Shares (comprised of shares held by EJ/OCI Management).

(c) There were no transactions effected by the Reporting Persons during the past sixty days in the class of securities reported hereunder.

(d)      Not Applicable

(e)      Not Applicable

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The following Exhibits are filed with this Amendment:

A.       Agreement to Jointly File Schedule 13D

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                                    SIGNATURE
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 28, 2005                            /s/ John N. Kapoor
                                             -----------------------------------
                                              John N. Kapoor



February 28, 2005                            E.J. Financial/ OCI Management L.P.
                                             By: Pharma Nevada, Inc., its
                                                 General Partner


                                             /s/ John N. Kapoor
                                             -----------------------------------
                                             John N. Kapoor, Ph.D, President



February 28, 2005                            Pharma Nevada, Inc.


                                             /s/ John N. Kapoor
                                             -----------------------------------
                                             John N. Kapoor, Ph.D, President


February 28, 2005


                                             /s/ Editha S. Kapoor
                                             -----------------------------------
                                             Editha S. Kapoor

                                    EXHIBIT A
                                    AGREEMENT
                                       TO
                            JOINTLY FILE SCHEDULE 13D

         The undersigned hereby agree to jointly prepare and file with regulatory authorities this Schedule 13D and any future amendment thereto reporting each of the undersigned's ownership of securities of NeoPharm, Inc., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.


February 28, 2005
                                             /s/ John N. Kapoor
                                             -----------------------------------
                                             John N. Kapoor



February 28, 2005                            E.J. Financial/ OCI Management L.P.
                                             By: Pharma Nevada, Inc., its
                                                 General Partner


                                             /s/ John N. Kapoor
                                             -----------------------------------
                                             John N. Kapoor, Ph.D, President



February 28, 2005                            Pharma Nevada, Inc.


                                             /s/ John N. Kapoor
                                             -----------------------------------
                                             John N. Kapoor, Ph.D, President


February 28, 2005

                                             /s/ Editha S. Kapoor
                                             -----------------------------------
                                             Editha S. Kapoor